Yukon-Nevada Gold Corp. Signs Agreement with Allied Nevada to
Process Hycroft Loaded Carbon

Vancouver, BC – June 7, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (“YNG” or the “Company”) is pleased to announce that it has entered into an arrangement with Allied Nevada Gold Corp. (“Allied Nevada”) to process Hycroft gold and silver laden carbon in the carbon plant at the Jerritt Canyon milling facility located in Elko County, Nevada. The terms of the agreement are in-line with previous arrangements Allied Nevada had with other offsite processing facilities. Jerritt Canyon is operated by Queenstake Resources USA Ltd., a wholly owned subsidiary of the Company.

Randy Reichert, Chief Operating Officer said, “We will process this material under a tolling arrangement. Revenues from this arrangement will be credited against operating costs. Normal gold production from the Smith mine, SXX/Steer mine and from stockpiles will continue as usual at the Jerritt Canyon milling facility for the duration of this agreement.”

Hycroft expects to ship the first lot of carbon in early June. Under the terms of the arrangement, in the initial 90 - 120 days following signing of the agreement all of the carbon currently in inventory at Hycroft is expected to be processed. After this initial period, between 15 and 30 tons per month may be processed. Hycroft currently generates approximately 15 to 20 tons of carbon per month.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations

Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.